Report to Shareholders for the Second Quarter, 2006
www.cibc.com
Report of the President and Chief Executive Officer
June 1, 2006

Second Quarter Highlights
CIBC announced net income of $585 million for the second quarter ended April 30, 2006 compared with net income of $440 million a year ago. Diluted earnings per share (EPS) were $1.63, compared with diluted EPS of $1.20 per share a year ago.
     Diluted EPS of $1.63 for the second quarter of 2006 were increased by:
•	$35 million ($0.10 per share) tax recovery related to the favourable resolution of an income tax audit in CIBC Retail Markets

•	$25 million ($16 million after-tax, or $0.05 per share) reversal of the general allowance for credit losses.
     Diluted EPS of $1.63 for the second quarter of 2006 were decreased by:
•	$14 million ($9 million after-tax, or $0.03 per share) due to the impact of marking credit spreads to market under the Canadian Institute of Chartered Accountants’ Accounting Guideline 13 (AcG-13) on our corporate loan credit derivative portfolio

•	$11 million ($7 million after-tax, or $0.02 per share) due to the one-time impact of an accounting adjustment for mortgage loan prepayment fees.
     Diluted EPS of $1.20 for the second quarter of 2005 included a non-tax effected provision of $75 million ($0.21 per share) related to matters involving CIBC’s dealings with certain hedge funds in the U.S. that engaged in the market timing of mutual funds.
     For the prior quarter, net income was $580 million and diluted EPS were $1.62.
Update on business priorities
     CIBC continued to make steady progress during the quarter against its three key business priorities to position CIBC for consistent and sustainable performance over the long term.
Balance sheet strength and capital usage
CIBC’s Tier 1 capital ratio at April 30, 2006 was 9.2%, up from 9.0% at January 31, 2006.
     Our focus in the area of balance sheet strength is to maintain a target Tier 1 capital ratio of 8.5%.
     In terms of capital usage, our first priority is to invest in CIBC’s core businesses. After funding our internal needs, we will balance other capital deployment opportunities.
     Currently, we are building capital to fund our intended acquisition of a controlling interest in FirstCaribbean International Bank (FirstCaribbean).
Maintaining and enhancing our current business strength
CIBC Retail Markets reported revenue of $1,964 million, compared with $2,059 million in the prior quarter and $1,971 million for the same period last year.
     While the domestic environment remains competitive, our retail businesses continue to perform well overall and remain strongly positioned in the market.
     We have taken a number of steps to strengthen our retail business to better position it for long-term growth, including integrating the management of personal and small business banking and Imperial Service, integrating the management of our credit card business into retail markets and integrating management of our deposit and fixed term investment businesses.
     We are focused on building our lending business and reducing our loan losses. We have implemented a number of initiatives to increase new origination of secured loans to improve the overall asset quality of the portfolio. We expect the actions we have taken will lower our loss levels over time. However, we do not expect improvement in 2006.
     During the quarter, CIBC announced its intention to acquire Barclays Bank PLC’s 43.7% investment in FirstCaribbean. This opportunity aligns well with CIBC’s core businesses, particularly in retail. If completed, the transaction will enhance our current retail franchise and diversify our earnings base.
     CIBC World Markets reported revenue of $607 million, compared with $679 million in the prior quarter and $742 million for the same period last year.
     Investment banking and credit products revenue was down significantly from a very strong second quarter of 2005, primarily due to losses associated with corporate loan hedging programs and lower revenue in U.S. investment banking and real estate finance. The prior year quarter included gains on the sale of investments in a discontinued U.S. structuring business.
     CIBC World Markets’ core franchise in Canada remains strong. Through the first half of 2006, CIBC World Markets has sustained its position as a leader in equity underwriting in Canada.
CIBC Second Quarter 2006

     Our U.S. real estate finance business continued its success during the quarter by completing its second commercial mortgage-backed securities offering of the year. We remain focused on niche areas of the U.S. market where we have expertise and the strongest potential for profitability.
     We are continuing to invest in our core client franchise, particularly in the areas of talent, credit, product innovation and financial resources to ensure that growth in our wholesale business is both supported and focused.
Improving productivity
CIBC set an objective following the second quarter of 2005 to improve its productivity ratio to a median or better position among its Canadian bank peers. In support of this objective, CIBC remains committed to achieving annual cost reductions of $250 million by the end of 2006.
     During the second quarter, CIBC continued to make progress against its objective. Non-interest expenses were $1,825 million, compared with $2,032 million for the second quarter of 2005 which included the $75 million provision related to the hedge funds settlements noted above.
     CIBC continues to make steady progress on its priorities. By focusing on our balance sheet strength and capital usage, maintaining and enhancing our business strength and improving productivity, we remain confident we are taking steps to achieve our goal of generating consistent and sustainable performance over the long term.
Making a difference in our communities
During the quarter, CIBC was awarded the Sponsorship Marketing Award of Distinction by the Sponsorship Marketing Council of Canada for CIBC’s sponsorship marketing programs in support of the Canadian Breast Cancer Foundation CIBC Run for the Cure.
     CIBC World Markets also proudly supported the Healthy Babies pledge as part of the Women’s and Infants’ Health Program at Toronto’s Mount Sinai Hospital. The donation was aligned to fund the purchase of isolettes for the Valentine Neonatal Intensive Care Units to support critically ill, high-risk infants.
Outlook
The North American economy is expected to grow moderately over the balance of 2006. Further interest rate increases over the past quarter should slow growth in consumer spending and housing, which should more than offset stronger capital spending. Continued strength in commodity prices and further weakening of the U.S. dollar against overseas currencies should keep the Canadian dollar at historically strong levels, which would slow domestic export growth and allow the Bank of Canada to end its current cycle of raising interest rates.
     The rate of growth of lending product volumes is likely to decline as consumers become more conservative in discretionary outlays in the face of higher interest rates and energy costs, and as CIBC continues to decrease the risk profile of its consumer lending portfolio. Competitive pressures are likely to continue to compress net interest margins.
     The outlook for our capital markets, investment banking and wealth management businesses is positive, driven by expectations for moderate growth in the North American economy and continued strength in equity markets. Although the credit cycle should remain favourable for the remainder of 2006, the current low level of corporate default rates is likely not sustainable over the longer term.
Gerald T. McCaughey
President & Chief Executive Officer

2

SECOND QUARTER FINANCIAL HIGHLIGHTS

	As at or for the three months ended			As at or for the six months ended
	2006	2006	2005	2006	2005
Unaudited	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Common share information
Per share - basic earnings	$1.65	$1.64	$1.21	$3.28	$3.18
- diluted earnings	1.63	1.62	1.20	3.25	3.14
- dividends	0.68	0.68	0.65	1.36	1.30
- book value	26.61	25.85	30.95	26.61	30.95
Share price - high	86.00	81.00	74.75	86.00	74.75
- low	77.95	72.90	68.36	72.90	67.95
- closing	82.75	79.90	74.75	82.75	74.75
Shares outstanding (thousands)
- average basic	335,147	334,357	340,461	334,745	343,413
- average diluted	338,544	337,704	344,289	338,117	347,294
- end of period	335,519	334,786	338,730	335,519	338,730
Market capitalization ($ millions)	$27,764	$26,749	$25,320	$27,764	$25,320

Value measures
Price to earnings multiple (12 month trailing)	n/m	n/m	12.7	n/m	12.7
Dividend yield (based on closing share price)	3.4%	3.4%	3.6%	3.3%	3.5%
Dividend payout ratio	41.4%	41.6%	53.6%	41.5%	41.0%
Market value to book value ratio	3.11	3.09	2.41	3.11	2.41

Financial results ($ millions)
Total revenue	$2,766	$2,849	$2,820	$5,615	$5,899
Provision for credit losses	138	166	159	304	337
Non-interest expenses	1,825	1,868	2,032	3,693	3,933
Net income	585	580	440	1,165	1,147

Financial measures
Efficiency ratio	66.0%	65.6%	72.1%	65.8%	66.7%
Efficiency ratio (TEB) (1)	65.0%	64.5%	70.9%	64.8%	65.7%
Return on equity	25.7%	25.6%	16.2%	25.6%	21.0%
Net interest margin	1.47%	1.59%	1.74%	1.53%	1.78%
Net interest margin on average interest-earning assets	1.71%	1.86%	2.05%	1.79%	2.10%
Return on average assets	0.83%	0.81%	0.63%	0.82%	0.80%
Return on average interest-earning assets	0.97%	0.94%	0.74%	0.95%	0.95%

On- and off-balance sheet information ($ millions)
Cash, deposits with banks and securities	$90,295	$89,253	$86,198	$90,295	$86,198
Loans and acceptances	145,826	144,779	144,724	145,826	144,724
Total assets	290,721	288,906	287,710	290,721	287,710
Deposits	193,503	193,666	196,484	193,503	196,484
Common shareholders’ equity	8,929	8,655	10,485	8,929	10,485
Average assets	288,428	285,679	287,802	287,030	288,049
Average interest-earning assets	248,198	245,269	244,978	246,709	244,662
Average common shareholders’ equity	8,803	8,484	10,425	8,641	10,465
Assets under administration	1,027,900	1,030,400	876,600	1,027,900	876,600

Balance sheet quality measures
Common equity to risk-weighted assets	7.8%	7.6%	8.8%	7.8%	8.8%
Risk-weighted assets ($ billions)	$115.1	$113.3	$118.6	$115.1	$118.6
Tier 1 capital ratio	9.2%	9.0%	10.7%	9.2%	10.7%
Total capital ratio	13.7%	13.1%	13.4%	13.7%	13.4%

Other information
Retail / wholesale ratio(2)	74%/26%	74%/26%	73%/27%	74% / 26%	73%/27%
Regular workforce headcount	36,741	36,971	37,057	36,741	37,057

(1)	Taxable equivalent basis (TEB). For additional information, see the “Non-GAAP measures” section.

(2)	Retail includes CIBC Retail Markets and commercial banking (reported as part of CIBC World Markets). Wholesale reflects CIBC World Markets, excluding commercial banking. The ratio represents the amount of capital attributed to the business lines as at the end of the period. For further details, see the “Non-GAAP measures” section.

n/m — not meaningful due to the net loss over the 12 month trailing period.

CIBC Second Quarter 2006	3

Management’s Discussion And Analysis
Management’s discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements included in this report and with the MD&A contained in our 2005 Annual Accountability Report. The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars. This MD&A is current as of June 1, 2006. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. Certain prior period amounts have been reclassified to conform to the presentation adopted in the current period. A glossary of terms used throughout this quarterly report can be found on pages 188 and 189 of our 2005 Annual Accountability Report.
A note about forward-looking statements
From time to time, CIBC makes written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements we make in the “Update on business priorities”, “Outlook” and “FirstCaribbean International Bank” sections of this report and other statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook of CIBC for 2006 and subsequent periods. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other similar expressions or future or conditional verbs such as “will,” “should,” “would” and “could.” By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, affect the operations, performance and results of CIBC and its business lines, and could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These factors include: the possibility that the proposed FirstCaribbean transaction does not close when expected or at all, or that CIBC and Barclays Bank PLC may be required to modify aspects of the proposed transaction to achieve regulatory approval; legislative or regulatory developments in the jurisdictions where CIBC operates, including developments in Canadian laws regulating financial institutions and U.S. regulatory changes affecting foreign companies listed on a U.S. exchange; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of applying future accounting changes; changes in tax laws; political conditions and developments; the possible effect on CIBC’s business of international conflicts and the war on terror; acts of God; reliance on third parties to provide components of CIBC’s business infrastructure; the accuracy and completeness of information provided to CIBC by clients and counterparties; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate fluctuations; currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where CIBC has operations; changes in market rates and prices which may adversely affect the value of financial products; CIBC’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; and CIBC’s ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of CIBC’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this report or other communications.

4	CIBC Second Quarter 2006

Executive overview
CIBC is a leading North American financial institution with assets of $290.7 billion, market capitalization of $27.8 billion and a Tier 1 capital ratio of 9.2% at April 30, 2006. CIBC provides financial services to retail, small business and corporate and institutional clients.
Financial performance

	As at or for the three months ended			As at or for the six months ended
	2006	2006	2005	2006	2005
$ millions, except per share amounts	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Total revenue	$2,766	$2,849	$2,820	$5,615	$5,899
Net income	585	580	440	1,165	1,147
Earnings per share - basic	1.65	1.64	1.21	3.28	3.18
- diluted	1.63	1.62	1.20	3.25	3.14
Dividends per share	0.68	0.68	0.65	1.36	1.30
Total assets	290,721	288,906	287,710	290,721	287,710
Return on equity	25.7%	25.6%	16.2%	25.6%	21.0%
Efficiency ratio	66.0%	65.6%	72.1%	65.8%	66.7%
Total shareholder return	4.4%	11.6%	10.2%	16.5%	3.0%
Share price	82.75	79.90	74.75	82.75	74.75

Tier 1 capital ratio	9.2%	9.0%	10.7%	9.2%	10.7%
Total capital ratio	13.7%	13.1%	13.4%	13.7%	13.4%

Economic growth picked up in both Canada and the U.S. in the first calendar quarter of 2006. While there are some signs of a more moderate pace for the quarters ahead, employment growth in Canada remained very strong, supporting consumer activity. Short-term and long-term interest rates increased in both countries, as central banks continued to raise overnight rates. The growth in Canadian consumer credit demand has slowed as a result, but mortgage growth has been brisk. North American equity markets remained strong, with Canada’s rally helped by strong commodity prices that also led to a further appreciation of the Canadian dollar.
     Net income for the quarter was $585 million, up $145 million or 33% from the same quarter last year which included a $75 million non-tax effected provision related to hedge funds settlements (allocated equally to CIBC Retail Markets and CIBC World Markets). The current quarter’s income was increased by the following items:
•	$35 million tax recovery related to the favourable resolution of an income tax audit in CIBC Retail Markets; and

•	$25 million ($16 million after-tax) reversal of the general allowance for credit losses.
The current quarter’s income was reduced by the following items:
•	$14 million ($9 million after-tax) due to the impact of marking credit spreads to market under the Canadian Institute of Chartered Accountants’ Accounting Guideline 13 (AcG-13) on our corporate loan credit derivative portfolio; and

•	$11 million ($7 million after-tax) due to the one-time impact of an accounting adjustment for mortgage loan prepayment fees.
In addition, lower investment banking and credit products revenue was partially offset by lower project costs and professional fees and higher merchant banking gains net of write-downs.
     Net income was up $5 million or 1% from the prior quarter. The current quarter benefited from the tax recovery and the general allowance reversal noted above, higher merchant banking revenue and lower non-interest expenses. These increases were largely offset by lower revenue from investment banking and credit products, mortgages (including the impact of the mortgage loan prepayment accounting adjustment noted above) and personal and small business banking.
     Net income for the six months ended April 30, 2006 was up $18 million or 2% from the same period in 2005. The prior period included the following items:
•	$85 million gain ($85 million after-tax) on the Republic Bank sale;

•	$75 million non-tax effected hedge funds provision noted above;

•	$115 million gain ($64 million after-tax) on the Juniper sale; and

•	$34 million gain ($22 million after-tax) on the sale of shares of ACE Aviation Holdings Inc. (ACE sale).
The current period benefited from volume growth and higher retail brokerage revenue in CIBC Retail Markets, lower professional fees and project costs and higher capital

CIBC Second Quarter 2006	5

markets revenue. In addition, the current period included the tax recovery and the general allowance reversal noted above. These increases were partially offset by lower investment banking and credit products revenue and the mortgage loan prepayment accounting adjustment noted above.
     Diluted earnings per share (EPS) and return on equity (ROE) for the quarter were $1.63 and 25.7%, respectively, compared with $1.20 and 16.2% for the same quarter last year and $1.62 and 25.6% for the prior quarter. Diluted EPS and ROE for the six months ended April 30, 2006 were $3.25 and 25.6%, respectively, compared with $3.14 and 21.0% for the same period in 2005.
     Our Tier 1 and total capital ratios were 9.2% and 13.7%, respectively, compared with 10.7% and 13.4% for the same quarter last year and 9.0% and 13.1% for the prior quarter.
     CIBC’s total shareholder return for the quarter was 4.4%, compared with 10.2% for the same quarter last year and 11.6% for the prior quarter. Total shareholder return for the six months ended April 30, 2006 was 16.5% compared with 3.0% for the same period in 2005.
Summary of segmented results
CIBC Retail Markets
Net income was up $91 million or 27% from the same quarter last year, primarily due to the $35 million tax recovery related to the favourable resolution of an income tax audit, partially offset by the $11 million ($7 million after-tax) one-time impact of an accounting adjustment for mortgage loan prepayment fees. The prior year quarter included the $37.5 million non-tax effected provision related to the hedge funds settlements.
     Net income was down $6 million or 1% from the prior quarter, primarily due to lower revenue including the impact of the mortgage loan prepayment accounting adjustment noted above, partially offset by the tax recovery noted above.
     Net income for the six months ended April 30, 2006 was up $51 million or 6% from the same period in 2005, primarily due to the tax recovery noted above, volume growth across all business lines and higher retail brokerage revenue, partially offset by the mortgage loan prepayment accounting adjustment noted above. The prior year period included the $85 million after-tax gain on the Republic Bank sale, the $22 million after-tax gain on the ACE sale and the hedge funds provision noted above.
CIBC World Markets
Net income was down $5 million or 4% from the same quarter last year, primarily due to lower investment banking and credit products revenue, partially offset by lower non-interest expenses, higher merchant banking gains net of write-downs and higher capital markets revenue. The prior year quarter included the $37.5 million non-tax effected provision related to hedge funds settlements.
     Net income was down $18 million or 14% from the prior quarter, primarily due to lower investment banking and credit products and capital markets revenue, partially offset by higher merchant banking revenue and lower non-interest expenses.
     Net income for the six months ended April 30, 2006 was down $50 million or 17% from the same period in 2005, primarily due to lower investment banking and credit products revenue and lower treasury revenue allocations, partially offset by lower non-interest expenses and higher capital markets revenue. The prior period included the hedge funds provision noted above.
Corporate and Other
Net income was $43 million, compared with a net loss of $16 million in the same quarter last year, primarily due to lower unallocated corporate support costs and the $25 million ($16 million after-tax) reversal of the general allowance for credit losses.
     Net income was up $29 million from the prior quarter, primarily due to the reversal of the general allowance noted above.
     Net income for the six months ended April 30, 2006 was up $17 million or 43% from the same period in 2005, primarily due to lower unallocated corporate support costs, the reversal of the general allowance and higher revenue in the CIBC Mellon joint ventures. These increases were partially offset by the gain on the Juniper sale in the first quarter of the prior year.
Update on business priorities
CIBC continued to make steady progress during the quarter against its three key business priorities to position CIBC for consistent and sustainable performance over the long term.
Balance sheet strength and capital usage
Our focus in the area of balance sheet strength is to maintain a target Tier 1 capital ratio of 8.5%.
     In terms of capital usage, our first priority is to invest in CIBC’s core businesses. After funding our internal needs, we will balance other capital deployment opportunities.
     Currently, we are building capital to fund our intended acquisition of a controlling interest in FirstCaribbean International Bank.
Maintaining and enhancing our current business strength
CIBC’s retail businesses continue to perform well overall and remain strongly positioned in the market, despite the continuing competitive environment.
     CIBC World Markets’ core franchise remains strong in Canada. We remain focused on niche areas of the U.S. market where we have expertise and the strongest potential for profitability.
     A detailed discussion on our business performance appears in the business lines section of the MD&A.

6	CIBC Second Quarter 2006

Improving productivity
CIBC set an objective following the second quarter of 2005 to improve its productivity ratio to a median or better position among its Canadian bank peers. In support of this objective, CIBC remains committed to achieving annual cost reductions of $250 million by the end of 2006.
     During the quarter, CIBC continued to make progress against its objective. Non-interest expenses were $1,825 million, compared with $2,032 million for the second quarter of 2005 which included the $75 million provision related to the hedge funds settlements noted above.
Outlook
The North American economy is expected to grow moderately over the balance of 2006. Further interest rate increases over the past quarter should slow growth in consumer spending and housing, which should more than offset stronger capital spending. Continued strength in commodity prices and further weakening of the U.S. dollar against overseas currencies should keep the Canadian dollar at historically strong levels, which would slow domestic export growth and allow the Bank of Canada to end its current cycle of raising interest rates.
     The rate of growth of lending product volumes is likely to decline as consumers become more conservative in discretionary outlays in the face of higher interest rates and energy costs, and as CIBC continues to decrease the risk profile of its consumer lending portfolio. Competitive pressures are likely to continue to compress net interest margins.
     The outlook for our capital markets, investment banking and wealth management businesses is positive, driven by expectations for moderate growth in the North American economy and continued strength in equity markets. Although the credit cycle should remain favourable for the remainder of 2006, the current low level of corporate default rates is likely not sustainable over the longer term.
How CIBC reports
CIBC has two strategic business lines: CIBC Retail Markets and CIBC World Markets. These business lines reflect the characteristics of our products and services and the clients to which those products or services are delivered.
     These business lines are supported by five functional groups – Administration, Technology and Operations; Corporate Development; Finance; Legal and Regulatory Compliance; and Treasury and Risk Management. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines. Corporate and Other also includes Juniper Financial Corp. (sold on December 1, 2004), CIBC Mellon joint ventures, Oppenheimer Holdings Inc. debentures, and other income statement and balance sheet items not directly attributable to the business lines.
     During the first quarter of 2006, we merged the Administration and Technology and Operations functional groups and renamed it “Administration, Technology and Operations”. We also moved certain administrative functions from this group into a new “Legal and Regulatory Compliance” functional group.
     To measure and report the results of operations of the two business lines, we use a Manufacturer / Customer Segment / Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the business lines. Periodically, sales and trailer commissions paid to segments for certain products are renegotiated. Prior period financial information has not been reclassified to reflect these commission changes. As well, revenue, expenses and balance sheet resources relating to certain activities are fully allocated to other business lines. Management uses this model to better assess the economics of our customer segments, products and delivery channels.
Non-GAAP measures
We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP, and, accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP financial measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 42 of the 2005 Annual Accountability Report.
     The following tables provide a reconciliation of non-GAAP to GAAP measures:

CIBC Second Quarter 2006	7

Retail information

	For the three months ended			For the six months ended
	2006	2006	2005	2006	2005
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Revenue
CIBC Retail Markets	$1,964	$2,059	$1,971	$4,023	$4,079
Add: commercial banking	105	111	106	216	222

	$2,069	$2,170	$2,077	$4,239	$4,301

Net income
CIBC Retail Markets	$432	$438	$341	$870	$819
Add: commercial banking	23	30	24	53	63

	$455	$468	$365	$923	$882

Wholesale information

	For the three months ended			For the six months ended
	2006	2006	2005	2006	2005
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Revenue
CIBC World Markets	$607	$679	$742	$1,286	$1,491
Less: commercial banking	105	111	106	216	222

	$502	$568	$636	$1,070	$1,269

Net income
CIBC World Markets	$110	$128	$115	$238	$288
Less: commercial banking	23	30	24	53	63

	$87	$98	$91	$185	$225

8	CIBC Second Quarter 2006

Statement of operations measures

	CIBC	CIBC
	Retail	World	Corporate	CIBC
$ millions, for the three months ended	Markets	Markets	and Other	Total

Apr. 30, 2006 Total revenue	$1,964	$607	$195	$2,766
Add: adjustment for TEB	—	42	—	42

Revenue (TEB)	$1,964	$649	$195	$2,808

Net income	$432	$110	$43	$585
Less: charge for economic capital	120	60	4	184

Economic profit	$312	$50	$39	$401

Efficiency ratio	62.4%	83.4%	n/m	66.0%
Less: adjustment for impact of TEB	—	5.5	n/m	1.0

Efficiency ratio (TEB)	62.4%	77.9%	n/m	65.0%

Jan. 31, 2006 Total revenue	$2,059	$679	$111	$2,849
Add: adjustment for TEB	—	46	—	46

Revenue (TEB)	$2,059	$725	$111	$2,895

Net income	$438	$128	$14	$580
Less: charge for economic capital	126	64	5	195

Economic profit	$312	$64	$9	$385

Efficiency ratio	60.0%	78.3%	n/m	65.6%
Less: adjustment for impact of TEB	—	4.9	n/m	1.1

Efficiency ratio (TEB)	60.0%	73.4%	n/m	64.5%

Apr. 30, 2005 Total revenue	$1,971	$742	$107	$2,820
Add: adjustment for TEB	—	48	—	48

Revenue (TEB)	$1,971	$790	$107	$2,868

Net income (loss)	$341	$115	$(16)	$440
Less: charge for economic capital	119	63	2	184

Economic profit (loss)	$222	$52	$(18)	$256

Efficiency ratio	65.1%	79.6%	n/m	72.1%
Less: adjustment for impact of TEB	—	4.8	n/m	1.2

Efficiency ratio (TEB)	65.1%	74.8%	n/m	70.9%

$ millions, for the six months ended

Apr. 30, 2006 Total revenue	$4,023	$1,286	$306	$5,615
Add: adjustment for TEB	—	88	—	88

Revenue (TEB)	$4,023	$1,374	$306	$5,703

Net income	$870	$238	$57	$1,165
Less: charge for economic capital	246	124	9	379

Economic profit	$624	$114	$48	$786

Efficiency ratio	61.2%	80.7%	n/m	65.8%
Less: adjustment for impact of TEB	—	5.2	n/m	1.0

Efficiency ratio (TEB)	61.2%	75.5%	n/m	64.8%

Apr. 30, 2005 Total revenue	$4,079	$1,491	$329	$5,899
Add: adjustment for TEB	—	89	—	89

Revenue (TEB)	$4,079	$1,580	$329	$5,988

Net income	$819	$288	$40	$1,147
Less: charge for economic capital	239	128	8	375

Economic profit	$580	$160	$32	$772

Efficiency ratio	62.0%	76.2%	n/m	66.7%
Less: adjustment for impact of TEB	—	4.3	n/m	1.0

Efficiency ratio (TEB)	62.0%	71.9%	n/m	65.7%

n/m - not meaningful

CIBC Second Quarter 2006	9

Review of results of operations and financial position
Review of consolidated statement of operations

	For the three months ended			For the six months ended
	2006	2006	2005	2006	2005
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Net interest income	$1,036	$1,148	$1,224	$2,184	$2,546
Non-interest income	1,730	1,701	1,596	3,431	3,353

Total revenue	2,766	2,849	2,820	5,615	5,899
Provision for credit losses	138	166	159	304	337
Non-interest expenses	1,825	1,868	2,032	3,693	3,933

Income before taxes and non-controlling interests	803	815	629	1,618	1,629
Income taxes	190	238	176	428	459
Non-controlling interests	28	(3)	13	25	23

Net income	$585	$580	$440	$1,165	$1,147

Revenue
Net interest income
Net interest income was down $188 million or 15% from the same quarter last year, primarily due to lower trading-related net interest income caused by increased funding costs and the impact of higher levels of securitized assets in cards. These decreases were partially offset by volume growth in cards and deposits.
     Net interest income was down $112 million or 10% from the prior quarter, primarily due to lower trading-related net interest income and the impact of three fewer days.
     Net interest income for the six months ended April 30, 2006 was down $362 million or 14% from the same period in 2005, primarily due to lower trading-related net interest income caused by increased funding costs, the impact of higher levels of securitized assets in cards and lower interest income on investment securities. These decreases were partially offset by volume growth in cards and deposits.
Non-interest income
Non-interest income was up $134 million or 8% from the same quarter last year, primarily due to higher trading revenue, foreign exchange revenue of $47 million on the repatriation of capital and retained earnings from our non-U.S. foreign operations and higher securitization revenue. These increases were partially offset by lower underwriting and advisory fees, lower investment securities gains net of write-downs and losses associated with corporate loan hedging programs.
     Non-interest income was up $29 million or 2% from the prior quarter, primarily due to the foreign exchange revenue on the repatriation noted above. In addition, trading revenue increased largely due to higher revenue in consolidated variable interest entities (VIEs). These increases were partially offset by lower underwriting and advisory and credit fees.
     Non-interest income for the six months ended April 30, 2006 was up $78 million or 2% from the same period in 2005, which included gains on the Juniper, Republic Bank and ACE sales. The current period benefited from higher trading and securitization revenue, higher revenue on fee-based asset values and the foreign exchange revenue on the repatriation noted above. These increases were partially offset by lower underwriting and advisory fees, losses associated with corporate loan hedging programs and lower investment securities gains net of write-downs.
Provision for credit losses
Provision for credit losses was down $21 million or 13% from the same quarter last year, primarily due to the $25 million reversal of the general allowance and higher corporate recoveries.
     Provision for credit losses was down $28 million or 17% from the prior quarter and down $33 million or 10% for the six months ended April 30, 2006 from the same period in 2005, primarily due to the reversal of the general allowance noted above.
Non-interest expenses
Non-interest expenses were down $207 million or 10% from the same quarter last year, which included the $75 million provision related to the hedge funds settlements. The current quarter benefited from lower project costs, professional fees and advertising expenses.
     Non-interest expenses were down $43 million or 2% from the prior quarter, primarily due to lower litigation expenses, and lower compensation expense largely as a result of three fewer days.
     Non-interest expenses for the six months ended April 30, 2006 were down $240 million or 6% from the same period in 2005, which included the hedge funds provision noted above. The current period benefited from lower professional fees, project costs and advertising expenses. These decreases were partially offset by higher pension expense.
Income taxes
Income taxes were up $14 million or 8% from the same quarter last year, primarily due to higher income and tax expense of $47 million on the repatriation noted above. This increase was largely offset by the impact of changes in the relative proportion of earnings subject to varying rates of tax and the $35 million tax recovery related to the favourable resolution of an income tax audit in CIBC Retail Markets.
     Income taxes were down $48 million or 20% from the prior quarter, primarily due to the impact of changes in the relative proportion of earnings subject to varying rates of tax and the tax recovery noted above, partially offset by the tax expense on the repatriation noted above.
     Income taxes for the six months ended April 30, 2006 were down $31 million or 7% from the same period in 2005, primarily due to the reasons noted above.
     CIBC’s effective income tax rate was 23.7% for the quarter, compared with 28.0% for the same quarter last year and 29.2% for the prior quarter. CIBC’s effective income tax rate for the six months ended April 30, 2006

10	CIBC Second Quarter 2006

was 26.5% compared with 28.2% for the same period in 2005.
     At the end of the quarter, our U.S. future income tax asset was $242 million, net of a $119 million valuation allowance. Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. For additional details, see page 47 of the 2005 Annual Accountability Report. Although realization is not assured, we believe that, based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.
     In 2005, CIBC settled its two major Enron-related litigation matters. There is significant uncertainty associated with the ultimate tax benefits to be realized in respect of these settlements. Accordingly we have recognized the expected minimum tax benefits.
Non-controlling interests
     Non-controlling interests were up $15 million from the same quarter last year and up $2 million or 9% for the six months ended April 30, 2006 from the same period in 2005, primarily due to higher revenue in consolidated VIEs, partially offset by deconsolidation of certain VIEs.
     Non-controlling interests were up $31 million from the prior quarter, primarily due to higher revenue in consolidated VIEs.
Review of consolidated balance sheet
CONDENSED CONSOLIDATED BALANCE SHEET

	2006	2005
$ millions, as at	Apr. 30	Oct. 31

Assets
Cash and deposits with banks	$11,901	$11,852
Securities	78,394	67,764
Securities borrowed or purchased under resale agreements	21,722	18,514
Loans	139,531	141,783
Derivative instruments market valuation	18,588	20,309
Other assets	20,585	20,148

Total assets	$290,721	$280,370

Liabilities and shareholders’ equity
Deposits	$193,503	$192,734
Derivative instruments market valuation	18,691	20,128
Obligations related to securities lent or sold short or under repurchase agreements	39,678	29,208
Other liabilities and acceptances	20,597	21,121
Subordinated indebtedness	5,862	5,102
Preferred share liabilities	600	600
Non-controlling interests	480	746
Shareholders’ equity	11,310	10,731

Total liabilities and shareholders’ equity	$290,721	$280,370

Assets
Total assets as at April 30, 2006 were $290.7 billion, up $10.3 billion or 4% from October 31, 2005.
     Trading securities increased $5.3 billion due to normal client-driven activity and investment securities were up $5.3 billion due to normal treasury activities.
     The increase in securities borrowed or purchased under resale agreements primarily reflects an increase in normal client-driven business activity.
     The decrease in loans was primarily in business and government loans. Volume growth in consumer loans was largely offset by securitizations of mortgages and credit card loans.
     Derivative instruments market valuation decreased primarily due to the impact of the increasing interest rate environment and the weaker U.S. dollar.
Liabilities
     Total liabilities as at April 30, 2006 were $279.4 billion, up $9.8 billion or 4% from October 31, 2005.
     The increase in deposits, primarily bank and personal deposits, was due to normal client-driven activity. These increases were partially offset by lower business and government deposits, primarily reflecting normal treasury funding activity.
     Derivative instruments market valuation decreased due to the impact of the increasing interest rate environment and the weaker U.S. dollar.
     The increase in obligations related to securities lent or sold short or under repurchase agreements represents normal client-driven business activity.
     Other liabilities and acceptances decreased primarily due to payments of $1.2 billion related to the settlement of Enron-related litigation matters.
Shareholders’ equity
Shareholders’ equity as at April 30, 2006 was $11.3 billion, up $0.5 billion or 5% from October 31, 2005, primarily due to the increase in retained earnings.
Contingent liabilities
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While there exists an inherent difficulty in predicting the outcome of any such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular period.
FirstCaribbean International Bank
On March 13, 2006, we announced the signing of a non-binding letter of intent with Barclays Bank PLC (Barclays) for the acquisition of its 43.7% ownership interest in FirstCaribbean International Bank (FirstCaribbean). The proposed transaction is expected to close on or about December 31, 2006 and is subject to due diligence and the

CIBC Second Quarter 2006	11

negotiation and execution of definitive documentation. The transaction is also conditional upon regulatory approvals. Subject to the foregoing, upon completion, we expect to own approximately 87.4% of the common shares of FirstCaribbean with the remaining common shares held by minority shareholders. Our total ownership interest will be dependent on any minority shareholder tender offer considerations.
     The proposed transaction is anticipated to take place at a share price of US$1.62, with a transaction value of approximately US$1.1 billion to purchase Barclays’ ownership interest. Under the terms of the non-binding letter of intent, we will have the option of paying for the proposed transaction with cash or a combination of cash and common shares.
     We currently account for the results of FirstCaribbean under the equity method of accounting. If the Barclays’ ownership interest is acquired, the results of FirstCaribbean will be consolidated in our financial statements as of the date of acquisition.
INTRIA Items Inc.
On November 1, 2005, we purchased the non-controlling interest in INTRIA Items Inc. held by Fiserv Solutions of Canada Inc. INTRIA Items Inc. is now a wholly-owned subsidiary, reported within Corporate and Other.
     The purchase does not have a significant impact on our ongoing results of operations.
Leveraged leases
Prior to 2004, we engaged in various structured leasing investments in the U.S. that are accounted for in the consolidated financial statements as leveraged leases using guidance contained in Statement of Financial Accounting Standard (SFAS) 13, “Accounting for Leases,” and under Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee Abstract (EIC) 46, “Leveraged leases.”
     The U.S. Internal Revenue Service (IRS) has challenged the tax position taken for these transactions. We believe that the tax position related to these transactions was proper, based upon applicable statutes, regulations and case law in effect at the time the transactions were entered into. We continue to pursue a negotiated settlement with the IRS, although negotiations have not concluded and the matter may yet be litigated. We have previously accrued for interest charges that are expected to result from a settlement.
     Under existing accounting guidance in SFAS 13, any changes in estimates or assumptions not affecting estimated total net income from a lease, will not change the timing of income recognition. The Financial Accounting Standards Board (FASB) issued a proposed FASB Staff Position (FSP) FAS 13-a, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction,” which amends leveraged lease accounting. The proposed FSP requires that a change in the timing of the realization of the tax benefits result in a recalculation of the timing of income recognition from the leveraged lease. We currently estimate that adopting the proposed FSP would result in a pre-tax charge to opening retained earnings of $100 million to $125 million. An amount approximating that charge would then be recognized into income over the remaining lease terms. The final FSP is expected to be issued in the second quarter of calendar 2006 and to be effective for the first annual period beginning after December 15, 2006. CIBC will evaluate available implementation options, including consideration of early adoption if permitted, once the final FSP is issued.
Summary of quarterly financial information

	2006		2005				2004
$ millions, except per share amounts,
for the three months ended	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31

Revenue
CIBC Retail Markets	$1,964	$2,059	$2,060	$2,021	$1,971	$2,108	$1,939	$1,934
CIBC World Markets	607	679	964	929	742	749	791	836
Corporate and Other	195	111	399	201	107	222	171	136

Total revenue	2,766	2,849	3,423	3,151	2,820	3,079	2,901	2,906
Provision for credit losses	138	166	170	199	159	178	175	91
Non-interest expenses	1,825	1,868	2,057	4,850	2,032	1,901	2,266	1,968

Income (loss) before taxes and non-controlling interests	803	815	1,196	(1,898)	629	1,000	460	847
Income taxes	190	238	436	(106)	176	283	46	250
Non-controlling interests	28	(3)	32	115	13	10	12	1

Net income (loss)	$585	$580	$728	$(1,907)	$440	$707	$402	$596

Per share - basic earnings (loss)	$1.65	$1.64	$2.08	$(5.77)	$1.21	$1.96	$1.08	$1.62
- diluted earnings (loss)(1)	$1.63	$1.62	$2.06	$(5.77)	$1.20	$1.94	$1.06	$1.60

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.

12	CIBC Second Quarter 2006

Our quarterly results are modestly affected by seasonal factors. The first quarter is normally characterized by increased credit card purchases over the holiday period. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) have typically experienced lower levels of capital markets activity, which affects our brokerage, investment management and wholesale activities.
Revenue
CIBC Retail Markets’ revenue has been increasing over the last eight quarters although volume growth has recently slowed in lending and mortgages. Higher retail brokerage volumes and fee-based and managed asset growth have all contributed to this increase. Revenue has been reduced in recent quarters as a result of declining spreads with increased sales of lower spread products in the mortgage and personal lending businesses and the impact of higher levels of cards securitization. Revenue was lower in the second quarters of 2006 and 2005 primarily due to three fewer days. Revenue was particularly high in the first quarter of 2005 as it included the gains on the Republic Bank and ACE sales.
     CIBC World Markets’ revenue is influenced to a great extent by capital markets conditions and the opportunity for merchant banking divestitures. Reduced investment banking and credit products activities led to lower revenue in the current quarter. Increased merchant banking gains net of write-downs contributed to higher revenue in the third and fourth quarters of 2005.
     Corporate and Other revenue is affected by the impact of significant items not included in the other business lines. Revenue was higher in the first quarter of 2005 due to the gain on the Juniper sale and in the third quarter of 2005 due to higher revenue in a consolidated VIE. Foreign exchange revenue on the repatriation of capital and retained earnings from our foreign operations led to an increase in revenue in the current quarter and fourth quarter of 2005.
Provision for credit losses
The provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolio. Consumer lending losses have remained relatively stable over the period, with higher levels of write-offs in unsecured personal lending being partially offset by the impact of higher levels of securitized assets in cards. Corporate recoveries and reversals have decreased after peaking in the third quarter of 2004. Reversals of general allowance were included in the current quarter, fourth quarter of 2005 and the third and fourth quarters of 2004. The fourth quarter of 2004 also included a reversal of the specific allowance for the student loans portfolio.
Non-interest expenses
Non-interest expenses have been decreasing steadily over the last eight quarters. The third quarter of 2005 and the fourth quarter of 2004 included provisions for Enron-related litigation matters. The second quarter of 2005 included the provision for hedge funds settlements. The fourth quarter of 2005 also included higher severance costs. Project costs were lower in the first and second quarters of 2006.
Income taxes
Income taxes vary with changes in taxable income and can also be affected by the impact of significant items. Income taxes were down in the current quarter and the fourth quarter of 2004 due to recoveries related to the resolution of various income tax audit issues. The income tax benefit in the third quarter of 2005 was due to the loss for the quarter. The increase in the fourth quarter of 2005 was due primarily to the income tax expense on the repatriation of capital and retained earnings from our foreign operations.
Non-controlling interests
Beginning in the first quarter of 2005, non-controlling interests include consolidation of VIEs. Non-controlling interests were higher in the third quarter of 2005 due to higher revenue in consolidated VIEs. Non-controlling interests were lower in the first quarter of 2006, due to lower revenue in consolidated VIEs and the acquisition of the remaining non-controlling interest in INTRIA Items Inc.

CIBC Second Quarter 2006	13

CIBC Retail Markets
CIBC Retail Markets provides a full range of financial products and services to individual and small business clients primarily in Canada. We serve clients through a variety of distribution channels including our branch network, telephone banking, online banking, full-service and self-directed brokerage and ABMs, as well as President’s Choice Financial, a co-venture with Loblaw Companies Limited. We also provide investment management services to retail and institutional clients through our asset management business.
Results

	For the three months ended			For the six months ended
	2006	2006	2005	2006	2005
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Revenue
Personal and small business banking	$490	$510	$612	$1,000	$1,227
Imperial Service	227	229	232	456	459
Retail brokerage	313	292	288	605	565
Cards	337	347	332	684	715
Mortgages and personal lending	357	413	251	770	527
Asset management	93	92	95	185	191
Other	147	176	161	323	395

Total revenue	1,964	2,059	1,971	4,023	4,079
Provision for credit losses	180	180	169	360	363
Non-interest expenses	1,226	1,236	1,282	2,462	2,527

Income before taxes	558	643	520	1,201	1,189
Income taxes	126	205	179	331	370

Net income	$432	$438	$341	$870	$819

Efficiency ratio	62.4%	60.0%	65.1%	61.2%	62.0%
ROE(1)(2)	47.0%	45.7%	36.9%	46.4%	43.7%
Economic profit(1)(2)	$312	$312	$222	$624	$580

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	For additional segmented information, see the notes to the interim consolidated financial statements.
Financial overview
Net income was up $91 million or 27% from the same quarter last year, primarily due to the $35 million tax recovery related to the favourable resolution of an income tax audit, partially offset by the $11 million ($7 million after-tax) one-time impact of an accounting adjustment for mortgage loan prepayment fees. The prior year quarter included the $37.5 million non-tax effected provision related to the hedge funds settlements.
     Net income was down $6 million or 1% from the prior quarter, primarily due to lower revenue including the impact of the mortgage loan prepayment accounting adjustment noted above, partially offset by the tax recovery noted above.
     Net income for the six months ended April 30, 2006 was up $51 million or 6% from the same period in 2005, primarily due to the tax recovery noted above, volume growth across all business lines and higher retail brokerage revenue, partially offset by the mortgage loan prepayment accounting adjustment noted above. The prior year period included the $85 million after-tax gain on the Republic Bank sale, the $22 million after-tax gain on the ACE sale and the hedge funds provision noted above.
Revenue
Revenue was down $7 million from the same quarter last year.
     Personal and small business banking revenue was down $122 million, primarily due to lower commissions received from mortgages and personal lending, largely as a result of reductions in internal commission rates, partially offset by deposit volume growth.
     Imperial Service revenue was down $5 million, primarily due to lower commissions received from mortgages and personal lending, as noted above, partially offset by higher revenue from investment product sales and favourable deposit spreads.
     Retail brokerage revenue was up $25 million, primarily due to higher fee-based revenue and increased trading activity, partially offset by decreased new issue activity.
     Cards revenue was up $5 million, primarily due to volume growth and higher fee income, partially offset by the impact of higher levels of securitized assets.
     Mortgages and personal lending revenue was up $106 million, primarily due to lower commissions paid to personal and small business banking and Imperial Service, largely as a result of reductions in internal commission rates, partially offset by lower spreads and the mortgage loan prepayment accounting adjustment noted above.
     Other revenue was down $14 million, primarily due to lower treasury revenue allocations.
Revenue was down $95 million or 5% from the prior quarter.
     Personal and small business banking revenue was down $20 million, primarily due to the impact of three fewer days and lower deposit spreads.
     Retail brokerage revenue was up $21 million, primarily due to higher new issue and fee-based revenue.
     Cards revenue was down $10 million, primarily due to the impact of three fewer days and lower fee income and volumes, partially offset by favourable spreads.
     Mortgages and personal lending revenue was down $56 million, primarily due to unfavourable spreads, the impact of three fewer days and the mortgage loan prepayment accounting adjustment noted above, partially offset by higher securitization revenue.
     Other revenue was down $29 million, primarily due to lower treasury revenue allocations and insurance revenue.
Revenue for the six months ended April 30, 2006 was down $56 million or 1% from the same period in 2005.
     Personal and small business banking revenue was down $227 million, primarily due to lower commissions received, as noted above, partially offset by deposit volume growth and favourable spreads.

14	CIBC Second Quarter 2006

     Imperial Service revenue was down $3 million, primarily due to lower commissions received, as noted above, partially offset by higher revenue from investment product sales and favourable spreads.
     Retail brokerage revenue was up $40 million, primarily due to higher fee-based revenue, increased trading activity and favourable spreads, partially offset by decreased new issue activity.
     Cards revenue was down $31 million from the same period in 2005, which included the gain on the ACE sale. Increased revenue due to volume growth, higher fee income and favourable spreads was partially offset by higher levels of securitized assets.
     Mortgages and personal lending revenue was up $243 million, primarily due to lower commissions paid, as noted above, higher fee income and securitization revenue and volume growth, partially offset by unfavourable spreads and the mortgage loan prepayment accounting adjustment noted above.
     Other revenue was down $72 million from the same period in 2005, which included the gain on the Republic Bank sale. This decrease was partially offset by higher treasury revenue allocations.
Provision for credit losses
Provision for credit losses was up $11 million or 7% from the same quarter last year, primarily due to higher losses in personal and small business lending, partially offset by the impact of higher levels of securitized assets in cards and lower agricultural losses.
     Provision for credit losses was comparable to the prior quarter, as improved loss ratios in personal lending were offset by higher losses in small business lending. The prior quarter included reversals in agricultural lending.
     Provision for credit losses for the six months ended April 30, 2006 was down $3 million or 1% from the same period in 2005, primarily due to the impact of higher levels of securitized assets in cards and lower loss ratios in agricultural lending, partially offset by higher losses in personal and small business lending.
Non-interest expenses
Non-interest expenses were down $56 million or 4% from the same quarter last year, which included the $37.5 million provision related to the hedge funds settlements. The current quarter benefited from the reversal of other litigation accruals and lower advertising expenses.
     Non-interest expenses were down $10 million or 1% from the prior quarter, primarily due to lower compensation expense largely due to three fewer days and the reversal of litigation accruals, partially offset by higher revenue-related compensation in retail brokerage.
     Non-interest expenses for the six months ended April 30, 2006 were down $65 million or 3% from the same period in 2005, which included the hedge funds provision noted above. The current period benefited from the reversal of other litigation accruals and lower advertising expenses.
      The regular workforce headcount totalled 23,108 at the end of the quarter, down 943 from the same quarter last year, primarily due to the realignment of staff to Administration, Technology and Operations and staff reduction programs. The regular workforce headcount was up 106 from the prior quarter, primarily due to an increase in customer-facing staff.
Income taxes
Income taxes were down $53 million or 30% from the same quarter last year and down $39 million or 11% for the six months ended April 30, 2006 from the same period in 2005, primarily due to the $35 million tax recovery related to the favourable resolution of an income tax audit.
     Income taxes were down $79 million or 39% from the prior quarter, primarily due to the tax recovery noted above and lower income.

CIBC Second Quarter 2006	15

CIBC World Markets
CIBC World Markets is the wholesale banking arm of CIBC, providing a range of integrated credit and capital markets products, investment banking, and merchant banking to clients in key financial markets in North America and around the world. We deliver innovative full capital solutions to growth-oriented companies and are active in major global capital markets. We offer advisory expertise across a wide range of industries and provide top-ranked research for our corporate, government and institutional investor clients.
Results

	For the three months ended			For the six months ended
	2006	2006	2005	2006	2005
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Revenue (TEB)(1)(2)
Capital markets	$354	$371	$326	$725	$685
Investment banking and credit products	133	250	298	383	584
Commercial banking	105	111	106	216	222
Merchant banking	69	12	61	81	84
Other	(12)	(19)	(1)	(31)	5

Total revenue (TEB)(1)(2)	649	725	790	1,374	1,580
TEB adjustment	42	46	48	88	89

Total revenue	607	679	742	1,286	1,491
Recovery of credit losses	(16)	(15)	(9)	(31)	(26)
Non-interest expenses	505	533	591	1,038	1,136

Income before taxes and non-controlling interests	118	161	160	279	381
Income taxes	7	32	22	39	68
Non-controlling interests	1	1	23	2	25

Net income	$110	$128	$115	$238	$288

Efficiency ratio	83.4%	78.3%	79.6%	80.7%	76.2%
Efficiency ratio (TEB)(1)(2)	77.9%	73.4%	74.8%	75.5%	71.9%
ROE(1)(2)	23.5%	25.6%	23.4%	24.6%	28.4%
Economic profit(1)(2)	$50	$64	$52	$114	$160

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	For additional segmented information, see the notes to the interim consolidated financial statements.
Financial overview
Net income was down $5 million or 4% from the same quarter last year, primarily due to lower investment banking and credit products revenue, partially offset by lower non-interest expenses, higher merchant banking gains net of write-downs and higher capital markets revenue. The prior year quarter included the $37.5 million non-tax effected provision related to hedge funds settlements.
     Net income was down $18 million or 14% from the prior quarter, primarily due to lower investment banking and credit products and capital markets revenue, partially offset by higher merchant banking revenue and lower non-interest expenses.
     Net income for the six months ended April 30, 2006 was down $50 million or 17% from the same period in 2005, primarily due to lower investment banking and credit products revenue and lower treasury revenue allocations, partially offset by lower non-interest expenses and higher capital markets revenue. The prior period included the hedge funds provision noted above.
Revenue
Total revenue was down $135 million or 18% from the same quarter last year.
     Capital markets revenue was up $28 million, primarily due to higher revenue in debt capital markets and equity and commodity structured products.
     Investment banking and credit products was down $165 million, primarily due to losses associated with corporate loan hedging programs and lower revenue in U.S. investment banking and real estate finance. The prior year quarter included gains on the sale of investments in a discontinued U.S. structuring business.
     Merchant banking revenue was up $8 million, primarily due to higher gains net of write-downs, partially offset by the de-consolidation of a VIE.
Revenue was down $72 million or 11% from the prior quarter.
     Capital markets revenue was down $17 million, primarily due to lower revenue in equity and commodity structured products, partially offset by higher Canadian equity new issues.
     Investment banking and credit products revenue was down $117 million, primarily due to lower revenue in Canadian and U.S. investment banking and higher losses associated with corporate loan hedging programs.
     Merchant banking revenue was up $57 million, primarily due to higher gains net of write-downs.
Revenue for the six months ended April 30, 2006 was down $205 million or 14% from the same period in 2005.
     Capital markets revenue was up $40 million, primarily due to higher revenue in equity and commodity structured products and U.S. equities and debt capital markets, partially offset by lower Canadian new equity issue revenue.
     Investment banking and credit products revenue was down $201 million, primarily due to losses associated with corporate loan hedging programs and lower revenue in U.S. investment banking and real estate finance. The prior year period included gains on the sale of investments in the discontinued U.S. structuring business.
     Other revenue was down $36 million, primarily due to lower treasury revenue allocations.
Recovery of credit losses
Recovery of credit losses was up $7 million or 78% from the same quarter last year and up $5 million or 19% for the six months ended April 30, 2006 from the same period in 2005, primarily due to higher recoveries in the U.S.
Non-interest expenses
Non-interest expenses were down $86 million or 15% from the same quarter last year, which included the $37.5 million provision related to hedge funds settlements. The current

16	CIBC Second Quarter 2006

quarter benefited from lower project and corporate support costs.
     Non-interest expenses were down $28 million or 5% from the prior quarter, primarily due to lower corporate support costs and litigation expenses.
     Non-interest expenses for the six months ended April 30, 2006 were down $98 million or 9% from the same period in 2005, which included the hedge funds provision noted above. The current period benefited from lower revenue-related compensation and occupancy and project costs. These decreases were partially offset by higher other litigation expenses.
     The regular workforce headcount totalled 2,222 at the end of the quarter, down 65 from the same quarter last year and 71 from the prior quarter, primarily due to reductions in U.S. investment banking.
Income taxes
CIBC World Markets conducts business in a number of tax jurisdictions that are subject to varying rates of tax. As such, the aggregate tax expense recognized in each period is determined, in part, by the relative proportion of earnings generated in each tax jurisdiction.
     Income taxes were down $15 million or 68% from the same quarter last year, down $25 million or 78% from the prior quarter and down $29 million or 43% for the six months ended April 30, 2006 from the same period in 2005, primarily due to lower income.
Non-controlling interests
Non-controlling interests were down $22 million or 96% from the same quarter last year and down $23 million or 92% for the six months ended April 30, 2006 from the same period in 2005, primarily due to de-consolidation of certain VIEs.

CIBC Second Quarter 2006	17

Corporate and Other
Corporate and Other comprises the five functional groups – Administration, Technology and Operations; Corporate Development; Finance; Legal and Regulatory Compliance; and Treasury and Risk Management – that support CIBC’s business lines, as well as Juniper Financial Corp. (sold on December 1, 2004), CIBC Mellon joint ventures, Oppenheimer Holdings Inc. debentures, and other income statement and balance sheet items not directly attributable to the business lines. The revenue and expenses of the functional groups are generally allocated to the business lines.
Results

	For the three months ended			For the six months ended
	2006	2006	2005	2006	2005
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Total revenue	$195	$111	$107	$306	$329
(Recovery of) provision for credit losses	(26)	1	(1)	(25)	—
Non-interest expenses	94	99	159	193	270

Income (loss) before taxes and non-controlling interests	127	11	(51)	138	59
Income taxes	57	1	(25)	58	21
Non-controlling interests	27	(4)	(10)	23	(2)

Net income (loss)	$43	$14	$(16)	$57	$40

Financial overview
Net income was $43 million, compared with a net loss of $16 million in the same quarter last year, primarily due to lower unallocated corporate support costs and the $25 million ($16 million after-tax) reversal of the general allowance for credit losses.
     Net income was up $29 million from the prior quarter, primarily due to the reversal of the general allowance noted above.
     Net income for the six months ended April 30, 2006 was up $17 million or 43% from the same period in 2005, primarily due to lower unallocated corporate support costs, the reversal of the general allowance and higher revenue in the CIBC Mellon joint ventures. These increases were partially offset by the gain on the Juniper sale in the first quarter of the prior year.
Revenue
Revenue was up $88 million or 82% from the same quarter last year, primarily due to the $47 million foreign exchange revenue on the repatriation of capital and retained earnings from our non-U.S. foreign operations and higher revenue in a consolidated VIE. These increases were partially offset by lower revenue related to the hedging of stock appreciation rights (SARs).
     Revenue was up $84 million or 76% from the prior quarter, primarily due to the reasons noted above.
     Revenue for the six months ended April 30, 2006 was down $23 million or 7% from the same period in 2005, which included the gain on the Juniper sale. The current period benefited from the foreign exchange revenue on the repatriation noted above, and higher revenue in a consolidated VIE and the CIBC Mellon joint ventures.
(Recovery of) provision for credit losses
Recovery of credit losses was up $25 million from the same quarter last year and up $25 million for the six months ended April 30, 2006 from the same period in 2005, due to the $25 million reversal of the general allowance.
     Recovery of credit losses was $26 million, compared with provision for credit losses of $1 million in the prior quarter, primarily due to the reversal noted above.
Non-interest expenses
Non-interest expenses were down $65 million or 41% from the same quarter last year, primarily due to lower unallocated corporate support costs and lower expenses related to SARs.
     Non-interest expenses were down $5 million or 5% from the prior quarter, primarily due to lower expenses related to SARs, partially offset by higher unallocated corporate support costs.
     Non-interest expenses for the six months ended April 30, 2006 were down $77 million or 29% from the same period in 2005, primarily due to lower unallocated corporate support costs.
     The regular workforce headcount totalled 11,411 at the end of the quarter, up 692 from the same quarter last year, primarily due to the centralization of certain back-office functions. The regular workforce headcount was down 265 from the prior quarter, primarily due to reductions in back-office functions.
Income taxes
Income taxes were up $82 million from the same quarter last year, primarily due to the $47 million income tax expense on the repatriation noted above, higher income and lower tax recoveries.
     Income taxes were up $56 million from the prior quarter, primarily due to the income tax expense on the repatriation noted above and higher income.
     Income taxes for the six months ended April 30, 2006 were up $37 million from the same period in 2005, due to the income tax expense on the repatriation noted above.
Non-controlling interests
Non-controlling interests were up $37 million from the same quarter last year, up $31 million from the prior quarter and up $25 million for the six months ended April 30, 2006 from the same period in 2005, primarily due to higher revenue in a consolidated VIE.

18	CIBC Second Quarter 2006

Management of risk
Our approach to the management of risk and capital resources has not changed significantly from that described on pages 63 to 80 of the 2005 Annual Accountability Report.
Management of credit risk
CREDIT QUALITY PERFORMANCE

	2006	2005
$ millions, as at	Apr. 30	Oct. 31

Gross impaired loans
Consumer	$420	$433
Business and government	397	516

Total gross impaired loans	$817	$949

Allowance for credit losses
Consumer	$382	$381
Business and government	272	282

Specific allowance	654	663
General allowance	950	975

Total allowance for credit losses	$1,604	$1,638

Gross impaired loans were down $132 million or 14% from October 31, 2005. Consumer gross impaired loans were down $13 million or 3%. Business and government gross impaired loans were down $119 million or 23%. Three sectors in particular contributed to the decrease: financial institutions $28 million; service and retail industries $37 million; and agriculture $31 million. During the six months ended April 30, 2006, gross impaired loans decreased $58 million in Canada, $44 million in the U.S. and $30 million in other countries.
     Allowance for credit losses was down $34 million or 2% from October 31, 2005. Specific allowance was down $9 million or 1%. General allowance totalled $950 million, a reduction of $25 million from year-end.
     For details on the provision for credit losses, see “Review of consolidated statement of operations” section.
Management of market risk
The following table shows Value-at-Risk (VaR) by risk-type for CIBC’s combined trading activities. Total average risk was up from the same quarter last year primarily due to higher levels of credit spread, interest rate and commodity risk. Total average risk was up from the prior quarter primarily due to higher levels of interest rate, credit spread and equity risk. Total average risk for the six months ended April 30, 2006 was up from the same period in 2005, primarily due to higher levels of credit spread, interest rate and equity risk. Trading revenue (TEB) was positive for 71% of the days in the quarter and trading losses did not exceed VaR for any day.
VaR BY RISK TYPE - TRADING PORTFOLIO

	April 30, 2006						January 31, 2006						April 30, 2005
$ millions, as at or for
the three months ended	As at	Average	High		Low		As at	Average	High		Low		As at	Average	High		Low

Interest rate risk	$6.1	$6.3	$8.3		$3.2		$7.1	$3.8	$7.7		$2.6		$3.7	$4.0	$5.9		$2.9
Credit spread risk	4.8	5.0	5.7		4.2		4.4	4.4	6.5		3.4		3.2	2.5	3.6		2.0
Equity risk	6.5	6.4	8.5		5.4		6.0	5.9	6.9		5.0		5.9	6.3	7.5		5.1
Foreign exchange risk	0.5	0.2	0.6		0.1		0.3	0.3	0.9		0.1		0.3	0.4	0.8		0.1
Commodity risk	2.1	1.7	2.8		1.3		1.4	1.4	2.5		0.8		0.8	1.1	2.1		0.8
Diversification effect(1)	(10.2)	(10.0)	n/m	(2)	n/m	(2)	(9.7)	(7.6)	n/m	(2)	n/m	(2)	(5.3)	(6.3)	n/m	(2)	n/m	(2)

Total risk	$9.8	$9.6	$11.4		$8.0		$9.5	$8.2	$10.0		$7.4		$8.6	$8.0	$9.8		$6.4

VaR BY RISK TYPE - TRADING PORTFOLIO

	April 30, 2006						April 30, 2005
$ millions, as at or for
the six months ended	As at	Average	High		Low		As at	Average	High		Low

Interest rate risk	$6.1	$5.0	$8.3		$2.6		$3.7	$4.3	$6.7		$2.9
Credit spread risk	4.8	4.7	6.5		3.4		3.2	2.6	4.0		2.0
Equity risk	6.5	6.1	8.5		5.0		5.9	5.6	7.5		4.2
Foreign exchange risk	0.5	0.2	0.9		0.1		0.3	0.3	0.8		0.1
Commodity risk	2.1	1.6	2.8		0.8		0.8	1.2	2.2		0.8
Diversification effect(1)	(10.2)	(8.7)	n/m	(2)	n/m	(2)	(5.3)	(6.2)	n/m	(2)	n/m	(2)

Total risk	$9.8	$8.9	$11.4		$7.4		$8.6	$7.8	$9.8		$6.0

(1)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.

(2)	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

(1)	For additional information, see the “Non-GAAP measures” section.

CIBC Second Quarter 2006	19

Management of liquidity risk
Consistent with liquidity risk mitigation strategies, we continue to source term funding in the wholesale markets from a variety of clients and geographic locations, borrowing across a range of maturities using a mix of funding instruments. Core personal deposits remain a prime source of dependable retail funding for the balance sheet. As at April 30, 2006, Canadian dollar deposits from individuals totalled $71.6 billion (October 31, 2005: $69.6 billion).
     We also address potential liquidity risk exposure through the maintenance of segregated term-funded pools of unencumbered high-quality liquid assets. These liquid assets may be sold or pledged to secure borrowings to provide a readily available cash source. The following table summarizes our liquid assets:

	2006	2005
$ billions, as at	Apr. 30	Oct. 31

Cash	$0.9	$0.9
Deposits with banks	11.0	11.0
Securities(1)	62.5	54.6
Securities borrowed or purchased under resale agreements	21.7	18.5

Total liquid assets	$96.1	$85.0

(1)	Includes investment securities with residual term to contractual maturity within one year and trading securities.
In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets as at April 30, 2006 totalled $19.3 billion (October 31, 2005: $15.2 billion).
Management of capital resources
Regulatory capital
Regulatory capital is determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions, Canada (OSFI).
     Tier 1 and total capital ratios increased from October 31, 2005, primarily due to internal capital generation and a reduction in risk-weighted assets.

	2006		2005
$ millions, as at	Apr. 30		Oct. 31

Tier 1 capital	$10,591		$9,886
Total regulatory capital	15,768		14,771
Risk-weighted assets	115,140		116,277
Tier 1 capital ratio	9.2%		8.5%
Total capital ratio	13.7%		12.7%
Assets-to-capital multiple	18.0	x	18.4	x

Significant capital management activities
The following table summarizes our significant capital management activities:

	For the three	For the six
	months ended	months ended
$ millions	April 30, 2006	April 30, 2006

Issue of subordinated indebtedness(1)	$1,300	$1,300
Redemption of subordinated indebtedness(2)(3)	250	500
Dividends
Preferred shares - classified as equity	33	66
Preferred shares - classified as liabilities	8	16
Common shares	229	456
Issue of common shares(4)	39	79

(1)	On March 28, 2006, we issued $1.3 billion principal amount of 4.55% subordinated indebtedness due March 28, 2016.

(2)	On January 31, 2006, in accordance with their terms, we redeemed our $250 million 7.40% Debentures (subordinated indebtedness) due January 31, 2011, for their outstanding principal amount of $250 million, plus unpaid interest accrued to the redemption date.

(3)	On April 25, 2006, in accordance with their terms, we redeemed our $250 million 8.15% Debentures (subordinated indebtedness) due April 25, 2011, for their outstanding principal amount of $250 million, plus unpaid interest accrued to the redemption date.

(4)	During the quarter, we issued 0.8 million common shares for $39 million, pursuant to stock option plans. During the six months ended April 30, 2006, we issued 1.6 million common shares for $79 million.
Restrictions on the payment of dividends
Section 79 of the Bank Act (Canada) prohibits us from paying a dividend in any financial year without the approval of OSFI if, on the day the dividend is declared, the total of all dividends declared by us in that year would exceed the aggregate of our net income up to that day in that year and our retained net income, as defined by OSFI, for the preceding two financial years.
     We have obtained approval of OSFI under section 79 to pay dividends on our common shares and Class A Preferred Shares for the quarters ended January 31, 2006 and April 30, 2006.
     Subsequent to the quarter-end, we obtained the approval of OSFI under section 79 to pay dividends on our common shares and Class A Preferred Shares for the quarter ended July 31, 2006.

20	CIBC Second Quarter 2006

Off-balance sheet arrangements and contractual obligations
Off-balance sheet arrangements
We enter into several types of off-balance sheet arrangements in the normal course of our business. These include transactions with VIEs, derivatives, credit-related arrangements and guarantees. Details on our off-balance sheet arrangements are provided on pages 81 to 83 of the 2005 Annual Accountability Report. For securitization transactions completed during the quarter and changes in VIEs, see Note 2 to the unaudited interim consolidated financial statements included within this report. There were no other significant changes to off-balance sheet arrangements during the quarter.
Contractual obligations
Details on our contractual obligations are provided on page 84 of the 2005 Annual Accountability Report. There were no significant changes to contractual obligations that were not in the ordinary course of our business.
Critical accounting policies and estimates
A summary of significant accounting policies is presented in Note 1 to the 2005 consolidated financial statements.
     Certain accounting policies of CIBC are critical to understanding the results of operations and financial condition of CIBC. These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. For a description of the judgments and estimates involved in the application of critical accounting policies and assumptions made for pension and other benefit plans, see pages 85 to 89 of the 2005 Annual Accountability Report.
Future accounting policy changes
Financial instruments
In January 2005, the CICA issued new accounting standards comprising handbook sections 3855 “Financial Instruments – Recognition and Measurement,” 3865 “Hedges,” 1530 “Comprehensive Income,” and 3251 “Equity,” which will become effective for CIBC beginning November 1, 2006.
     These standards provide guidance on the recognition, measurement and classification of financial assets, financial liabilities and non-financial derivatives. All financial assets, including derivatives, will be measured at fair value with the exception of loans, receivables and investments intended to be held to maturity, which will be measured at amortized cost.
     The new standards also establish the accounting requirement on hedges. Any hedge ineffectiveness will be recognized immediately in income.
     Other comprehensive income will be included on the consolidated balance sheet as a separate component of shareholders’ equity.
     The changes in carrying value of financial instruments as a result of adopting these new standards will be recognized in opening retained earnings and in other comprehensive income in the period of adoption. The transitional impact of these standards will depend on fair values of certain financial instrument positions at the time of adoption as well as on hedging strategies prior to adoption.
     For further details, see Note 8 to the unaudited interim consolidated financial statements included within this report.
Controls and procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness, as at April 30, 2006, of CIBC’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the quarter ended April 30, 2006, that have materially affected, or are reasonably likely to materially affect its internal control over financial reporting.

CIBC Second Quarter 2006	21

CIBC Interim Consolidated Financial Statements
CONSOLIDATED STATEMENT OF OPERATIONS

	For the three months ended			For the six months ended
	2006	2006	2005	2006	2005
Unaudited, $ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Interest income
Loans	$2,008	$2,033	$1,854	$4,041	$3,766
Securities borrowed or purchased under resale agreements	366	333	269	699	485
Securities	640	620	529	1,260	1,073
Deposits with banks	98	87	78	185	150

	3,112	3,073	2,730	6,185	5,474

Interest expense
Deposits	1,444	1,328	1,036	2,772	2,017
Other liabilities	552	517	399	1,069	769
Subordinated indebtedness	72	72	57	144	114
Preferred share liabilities (Note 4)	8	8	14	16	28

	2,076	1,925	1,506	4,001	2,928

Net interest income	1,036	1,148	1,224	2,184	2,546

Non-interest income
Underwriting and advisory fees	141	184	200	325	423
Deposit and payment fees	187	195	194	382	394
Credit fees	58	84	76	142	158
Card fees	52	64	74	116	162
Investment management and custodial fees	110	106	101	216	198
Mutual fund fees	188	182	168	370	334
Insurance fees	56	69	61	125	134
Commissions on securities transactions	230	229	239	459	457
Trading revenue	307	262	130	569	287
Investment securities (losses) gains	(11)	(14)	37	(25)	69
Income from securitized assets	135	128	81	263	148
Foreign exchange other than trading	104	64	71	168	127
Other	173	148	164	321	462

	1,730	1,701	1,596	3,431	3,353

Total revenue	2,766	2,849	2,820	5,615	5,899

Provision for credit losses (Note 1)	138	166	159	304	337

Non-interest expenses
Employee compensation and benefits	1,054	1,080	1,055	2,134	2,109
Occupancy costs	144	146	157	290	316
Computer and office equipment	274	273	293	547	564
Communications	75	75	82	150	168
Advertising and business development	54	47	68	101	133
Professional fees	41	44	86	85	154
Business and capital taxes	35	31	33	66	64
Other	148	172	258	320	425

	1,825	1,868	2,032	3,693	3,933

Income before income taxes and non-controlling interests	803	815	629	1,618	1,629
Income tax expense	190	238	176	428	459

	613	577	453	1,190	1,170
Non-controlling interests	28	(3)	13	25	23

Net income	$585	$580	$440	$1,165	$1,147

Earnings per share (in dollars) (Note 6) - Basic	$1.65	$1.64	$1.21	$3.28	$3.18
- Diluted	$1.63	$1.62	$1.20	$3.25	$3.14
Dividends per common share (in dollars)	$0.68	$0.68	$0.65	$1.36	$1.30

The accompanying notes are an integral part of these interim consolidated financial statements.

22	CIBC Second Quarter 2006

CONSOLIDATED BALANCE SHEET

	2006	2005
Unaudited, $ millions, as at	Apr. 30	Oct. 31

ASSETS
Cash and non-interest-bearing deposits with banks	$2,073	$1,310

Interest-bearing deposits with banks	9,828	10,542

Securities
Investment	19,652	14,342
Trading	58,742	53,422

	78,394	67,764

Securities borrowed or purchased under resale agreements	21,722	18,514

Loans
Residential mortgages	77,734	77,216
Personal	27,799	28,198
Credit card	6,616	6,655
Business and government	28,984	31,350
Allowance for credit losses (Note 1)	(1,602)	(1,636)

	139,531	141,783

Other
Derivative instruments market valuation	18,588	20,309
Customers’ liability under acceptances	6,295	5,119
Land, buildings and equipment	2,031	2,136
Goodwill	982	946
Other intangible assets	206	199
Other assets	11,071	11,748

	39,173	40,457

	$290,721	$280,370

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Personal	$75,440	$73,790
Business and government	105,368	108,409
Bank	12,695	10,535

	193,503	192,734

Other
Derivative instruments market valuation	18,691	20,128
Acceptances	6,295	5,119
Obligations related to securities sold short	17,996	14,883
Obligations related to securities lent or sold under repurchase agreements	21,682	14,325
Other liabilities	14,302	16,002

	78,966	70,457

Subordinated indebtedness (Note 3)	5,862	5,102

Preferred share liabilities (Note 4)	600	600

Non-controlling interests	480	746

Shareholders’ equity
Preferred shares (Note 4)	2,381	2,381
Common shares (Note 4)	3,027	2,952
Contributed surplus	53	58
Foreign currency translation adjustments	(466)	(327)
Retained earnings	6,315	5,667

	11,310	10,731

	$290,721	$280,370

The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC Second Quarter 2006	23

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the three months ended			For the six months ended
	2006	2006	2005	2006	2005
Unaudited, $ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Preferred shares (Note 4)
Balance at beginning of period	$2,381	$2,381	$1,958	$2,381	$1,783
Issue of preferred shares	—	—	427	—	720
Conversion of preferred shares	—	—	(10)	—	(128)

Balance at end of period	$2,381	$2,381	$2,375	$2,381	$2,375

Common shares (Note 4)
Balance at beginning of period	$2,987	$2,952	$2,949	$2,952	$2,969
Issue of common shares	39	40	29	79	64
Purchase of common shares for cancellation	—	—	(24)	—	(86)
Treasury shares(1)	1	(5)	(11)	(4)	(4)

Balance at end of period	$3,027	$2,987	$2,943	$3,027	$2,943

Contributed surplus
Balance at beginning of period	$56	$58	$59	$58	$59
Stock option expense	2	1	2	3	4
Stock options exercised	(5)	(3)	(2)	(8)	(5)
Net discount on treasury shares	—	—	(1)	—	—

Balance at end of period	$53	$56	$58	$53	$58

Foreign currency translation adjustments
Balance at beginning of period	$(375)	$(327)	$(327)	$(327)	$(376)
Foreign exchange (losses) gains from investment in subsidiaries and other items	(208)	(546)	217	(754)	504
Foreign exchange gains (losses) from hedging activities	161	746	(294)	907	(673)
Income tax (expense) benefit	(44)	(248)	108	(292)	249

Balance at end of period	$(466)	$(375)	$(296)	$(466)	$(296)

Retained earnings
Balance at beginning of period, as previously reported	$5,987	$5,667	$7,764	$5,667	$7,745
Adjustment for change in accounting policy	—	—	—	—	10 (2)

Balance at beginning of period, as restated	5,987	5,667	7,764	5,667	7,755
Net income	585	580	440	1,165	1,147
Dividends
Preferred	(33)	(33)	(28)	(66)	(56)
Common	(229)	(227)	(221)	(456)	(447)
Premium on purchase of common shares for cancellation	—	—	(182)	—	(626)
Other	5	—	7	5	7

Balance at end of period	$6,315	$5,987	$7,780	$6,315	$7,780

Shareholders’ equity at end of period	$11,310	$11,036	$12,860	$11,310	$12,860

(1)	Assets and liabilities in the form of CIBC common shares amounting to approximately $597 million as at April 30, 2006 (January 31, 2006: $604 million; April 30, 2005: $655 million), held within certain compensation trusts, have been offset within treasury shares.

(2)	Represents the effect of implementing the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline (AcG) 15, “Consolidation of Variable Interest Entities” on November 1, 2004.
The accompanying notes are an integral part of these interim consolidated financial statements.

24	CIBC Second Quarter 2006

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three months ended			For the six months ended
	2006	2006	2005	2006	2005
Unaudited, $ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Cash flows provided by (used in) operating activities
Net income	$585	$580	$440	$1,165	$1,147
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	138	166	159	304	337
Amortization of buildings, furniture, equipment and leasehold improvements	51	54	55	105	109
Amortization of intangible assets	7	7	3	14	6
Stock-based compensation	6	15	13	21	3
Future income taxes	93	77	28	170	131
Investment securities losses (gains)	11	14	(37)	25	(69)
Gains on divestitures	—	—	—	—	(115)
Gains on disposal of land, buildings and equipment	(1)	—	—	(1)	—
Changes in operating assets and liabilities
Accrued interest receivable	(122)	17	(53)	(105)	9
Accrued interest payable	200	13	149	213	134
Amounts receivable on derivative contracts	790	931	1,091	1,721	1,961
Amounts payable on derivative contracts	(1,379)	(58)	(839)	(1,437)	(2,475)
Net change in trading securities	1,797	(7,117)	(3,593)	(5,320)	(5,361)
Current income taxes	220	53	27	273	(52)
Other, net	35	(1,890)	543	(1,855)	(361)

	2,431	(7,138)	(2,014)	(4,707)	(4,596)

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	(163)	932	3,183	769	5,907
Obligations related to securities sold short	2,785	328	848	3,113	4,010
Net obligations related to securities lent or sold under repurchase agreements	(2,277)	9,634	(2,147)	7,357	(2,375)
Issue of subordinated indebtedness	1,300	—	—	1,300	—
Redemption/repurchase of subordinated indebtedness	(250)	(250)	—	(500)	—
Issue of preferred shares, net of conversions	—	—	417	—	592
Issue of common shares	39	40	29	79	64
Purchase of common shares for cancellation	—	—	(206)	—	(712)
Treasury shares sold (purchased)	1	(5)	(11)	(4)	(4)
Dividends	(262)	(260)	(249)	(522)	(503)
Other, net	(295)	150	155	(145)	386

	878	10,569	2,019	11,447	7,365

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	(765)	1,479	129	714	6
Loans, net of repayments	(2,301)	355	(2,403)	(1,946)	(5,555)
Proceeds from securitizations	1,868	2,026	1,931	3,894	4,674
Purchase of investment securities	(3,384)	(6,011)	(1,920)	(9,395)	(4,321)
Proceeds from sale of investment securities	1,241	1,282	953	2,523	3,740
Proceeds from maturity of investment securities	896	641	369	1,537	637
Net securities borrowed or purchased under resale agreements	(23)	(3,185)	1,031	(3,208)	(2,228)
Proceeds from divestitures	—	—	—	—	347
Net cash used in acquisition of subsidiary(1)	—	(75)	—	(75)	—
Purchase of land, buildings and equipment	—	(6)	(88)	(6)	(177)
Proceeds from disposal of land, buildings and equipment	7	—	1	7	2

	(2,461)	(3,494)	3	(5,955)	(2,875)

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(10)	(12)	4	(22)	11

Net increase (decrease) in cash and non-interest-bearing deposits with banks during period	838	(75)	12	763	(95)
Cash and non-interest-bearing deposits with banks at beginning of period	1,235	1,310	1,267	1,310	1,374

Cash and non-interest-bearing deposits with banks at end of period	$2,073	$1,235	$1,279	$2,073	$1,279

Cash interest paid	$1,876	$1,912	$1,357	$3,788	$2,794
Cash income taxes (recovered) paid	$(123)	$108	$120	$(15)	$379

(1)	On November 1, 2005, CIBC purchased the remaining non-controlling interest in INTRIA Items Inc.
The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC Second Quarter 2006	25

Notes To The Interim Consolidated Financial Statements (Unaudited)
The interim consolidated financial statements of Canadian Imperial Bank of Commerce and its subsidiaries (CIBC) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These financial statements follow the same accounting policies and their methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2005. CIBC’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly, should be read in conjunction with the consolidated financial statements for the year ended October 31, 2005, as set out on pages 98 to 151 of the 2005 Annual Accountability Report. Certain prior period amounts have been reclassified to conform to the presentation adopted in the current period.
1. Allowance for credit losses

	April 30, 2006			January 31, 2006			April 30, 2005
$ millions,	Specific	General	Total	Specific	General	Total	Specific	General	Total
for the three months ended	allowance	allowance	allowance	allowance	allowance	allowance	allowance	allowance	allowance

Balance at beginning of period	$647	$975	$1,622	$663	$975	$1,638	$773	$1,025	$1,798
Provision for (recovery of) credit losses	163	(25)	138	166	—	166	159	—	159
Write-offs	(208)	—	(208)	(208)	—	(208)	(258)	—	(258)
Recoveries	50	—	50	23	—	23	30	—	30
Foreign exchange and other adjustments	2	—	2	3	—	3	5	—	5

Balance at end of period	$654	$950	$1,604	$647	$975	$1,622	$709	$1,025	$1,734

Comprised of:
Loans	$652	$950	$1,602	$645	$975	$1,620	$707	$1,025	$1,732
Letters of credit(1)	2	—	2	2	—	2	2	—	2

	April 30, 2006			April 30, 2005
$ millions,	Specific	General	Total	Specific	General	Total
for the six months ended	allowance	allowance	allowance	allowance	allowance	allowance

Balance at beginning of period	$663	$975	$1,638	$803	$1,025	$1,828
Provision for (recovery of) credit losses	329	(25)	304	337	—	337
Write-offs	(416)	—	(416)	(493)	—	(493)
Recoveries	73	—	73	67	—	67
Foreign exchange and other adjustments	5	—	5	(5)	—	(5)

Balance at end of period	$654	$950	$1,604	$709	$1,025	$1,734

Comprised of:
Loans	$652	$950	$1,602	$707	$1,025	$1,732
Letters of credit(1)	2	—	2	2	—	2

(1)	Allowance on letters of credit is included in other liabilities.
2. Securitizations and variable interest entities
Securitizations
Residential mortgages
We securitize insured fixed-rate and variable-rate residential mortgages through the creation of mortgage-backed securities through the Canada Mortgage Bond Program. Beginning in the current quarter, we also started securitizing uninsured fixed-rate mortgages through another trust that issues securities. Upon sale of these assets, a net gain or loss is recognized in income from securitized assets. We retain responsibility for servicing the mortgages and recognize revenue as these services are provided. The following table summarizes our securitization and sales activity:

26	CIBC Second Quarter 2006

	For the three months ended			For the six months ended
	2006	2006	2005	2006	2005
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Securitized	$2,246	$2,785	$1,930	$5,031	$4,771
Sold	1,768	1,765	1,391	3,533	4,149
Net cash proceeds	1,759	1,754	1,388	3,513	4,131
Retained interest(1)	27	31	26	58	96
Gain on sale, net of transaction costs	9	8	9	17	9

Retained interest assumptions:
Prepayment rate (annually)	11.0 - 39.0%	12.0 - 39.0%	12.0 - 39.0%	11.0 - 39.0%	12.0 - 39.0%
Discount rate	4.1 - 4.6%	3.5 - 4.2%	2.6 - 3.9%	3.5 - 4.6%	2.6 - 4.2%
Expected credit losses	0.0 - 0.1%	n/a	n/a	0.0 - 0.1%	n/a

(1)	Reported in investment securities on the consolidated balance sheet.

n/a	not applicable as these mortgages are insured.
Credit cards
We securitize credit card receivables through a trust that issues securities. We maintain the credit card client servicing responsibilities for the securitized credit card receivables and recognize revenue as these services are provided. The following table summarizes our securitization activity:

	For the three months ended			For the six months ended
	2006	2006	2005	2006	2005
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Securitized and sold	$109	$272	$543	$381	$543
Net cash proceeds	109	272	543	381	543
Retained interest(1)	9	23	47	32	47
Gain on sale, net of transaction costs	—	1	4	1	4

Retained interest assumptions:
Prepayment rate (monthly)	43.8%	43.5%	44.3%	43.5 - 43.8%	44.3%
Discount rate	9.0%	9.0%	9.0%	9.0%	9.0%
Expected credit losses	3.6%	3.6%	3.7%	3.6%	3.7%

(1)	Reported in investment securities on the consolidated balance sheet.
Variable interest entities (VIEs)
As at April 30, 2006, assets consolidated under the CICA AcG-15 “Consolidation of Variable Interest Entities” totalled $1.0 billion, down $1.1 billion from October 31, 2005. The decrease was primarily due to the sale of mortgage assets in a VIE and de-consolidation of certain VIEs.
3. Subordinated indebtedness
On January 31, 2006, in accordance with their terms, we redeemed our $250 million 7.40% Debentures (subordinated indebtedness) due January 31, 2011, for their outstanding principal amount of $250 million, plus unpaid interest accrued to the redemption date.
     On March 28, 2006, we issued $1.3 billion principal amount of 4.55% subordinated indebtedness due March 28, 2016.
     On April 25, 2006, in accordance with their terms, we redeemed our $250 million 8.15% Debentures (subordinated indebtedness) due April 25, 2011, for their outstanding principal amount of $250 million, plus unpaid interest accrued to the redemption date.

CIBC Second Quarter 2006	27

4. Preferred share liabilities and share capital
OUTSTANDING SHARES

	April 30, 2006			October 31, 2005
	Shares outstanding			Shares outstanding
As at	No. of shares	$ millions		No. of shares	$ millions

Class A Preferred Shares(1)
Classified as liabilities
Series 19	8,000,000	$200		8,000,000	$200
Series 23	16,000,000	400		16,000,000	400

Total		$600			$600

Classified as equity
Series 18	12,000,000	$300		12,000,000	$300
Series 24	16,000,000	400		16,000,000	400
Series 25	16,000,000	400		16,000,000	400
Series 26	10,000,000	250		10,000,000	250
Series 27	12,000,000	300		12,000,000	300
Series 28(2)	5,658	—	(3)	17,658	—	(3)
Series 29	13,232,342	331		13,232,342	331
Series 30	16,000,000	400		16,000,000	400

Total		$2,381			$2,381

Common shares(4)	335,518,990	$3,027		334,007,626	$2,952

Stock options outstanding	9,689,500			10,992,741

(1)	The rights and privileges of Class A Preferred Shares and the restrictions on payment of dividends are described in Note 14 to the 2005 consolidated financial statements.

(2)	On November 25, 2005, we announced our offer to repurchase for cancellation all outstanding Class A Series 28 Preferred Shares at a price of $10.00 per share. The offer will remain open for acceptance for a minimum period of one year and will expire on the earlier of June 17, 2009 or the date the offer is withdrawn by CIBC. During the quarter, no shares were tendered for repurchase (during the first quarter of 2006, we repurchased 12,000 shares under this offer).

(3)	Due to rounding.

(4)	Net of treasury shares.
During the quarter, we issued 0.8 million common shares for $39 million (for the six months ended April 30, 2006: 1.6 million common shares for $79 million), pursuant to stock option plans.
Restrictions on the payment of dividends
Section 79 of the Bank Act (Canada) prohibits us from paying a dividend in any financial year without the approval of the Office of the Superintendent of Financial Institutions, Canada (OSFI) if, on the day the dividend is declared, the total of all dividends declared by us in that year would exceed the aggregate of our net income up to that day in that year and our retained net income, as defined by OSFI, for the preceding two financial years.
     We have obtained the approval of OSFI under section 79 to pay dividends on our common shares and Class A Preferred Shares for the quarters ended January 31, 2006 and April 30, 2006.
     Subsequent to the quarter-end, we obtained the approval of OSFI under section 79 to pay dividends on our common shares and Class A Preferred Shares for the quarter ended July 31, 2006
5. Employee future benefit expenses
Pension and other employee future benefit plan expenses are recorded as follows:

	For the three months ended			For the six months ended
	2006	2006	2005	2006	2005
$ millions	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Defined benefit plan expense
Pension benefit plans	$52	$50	$40	$102	$77
Other benefit plans	18	19	14	37	31

	$70	$69	$54	$139	$108

Defined contribution plan expense
CIBC’s pension plans	$4	$3	$5	$7	$9
Government pension plans	22	21	22	43	44

	$26	$24	$27	$50	$53

28	CIBE Second Quarter 2006

6. Earnings per share

	For the three months ended			For the six months ended
	2006	2006	2005	2006	2005
$ millions, except per share amounts	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30

Basic EPS

Net income	$585	$580	$440	$1,165	$1,147
Preferred share dividends	(33)	(33)	(28)	(66)	(56)

Net income applicable to common shares	$552	$547	$412	$1,099	$1,091

Weighted-average common shares outstanding (thousands)	335,147	334,357	340,461	334,745	343,413

Basic EPS	$1.65	$1.64	$1.21	$3.28	$3.18

Diluted EPS

Net income applicable to common shares	$552	$547	$412	$1,099	$1,091

Weighted-average common shares outstanding (thousands)	335,147	334,357	340,461	334,745	343,413
Add: stock options potentially exercisable(1)(thousands)	3,397	3,347	3,828	3,372	3,881

Weighted-average diluted common shares outstanding(2) (thousands)	338,544	337,704	344,289	338,117	347,294

Diluted EPS	$1.63	$1.62	$1.20	$3.25	$3.14

(1)	Excludes average options outstanding of 10,151 with a weighted-average exercise price of $84.69; and average options outstanding of 675,671 with a weighted-average exercise price of $73.10 for the three months ended April 30, 2006 and April 30, 2005, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares. Also excluded are average options outstanding of 225,555 with a weighted-average exercise price of $37.60 for the three months ended April 30, 2005 as these options are performance-based and the vesting criteria for these options had not been achieved.

(2)	Convertible preferred shares and preferred share liabilities have not been included in the calculation since we have the right to redeem them for cash prior to the conversion date.
7. Segmented information
CIBC has two strategic business lines: CIBC Retail Markets and CIBC World Markets. These business lines are supported by five functional groups – Administration, Technology and Operations; Corporate Development; Finance; Legal and Regulatory Compliance; and Treasury and Risk Management. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines.
     During the first quarter of 2006, we merged the Administration and Technology and Operations functional groups and renamed it “Administration, Technology and Operations”. We also moved certain administrative functions from this group into a new “Legal and Regulatory Compliance” functional group.
     Prior period financial information has been reclassified to conform to the new basis of segment presentation adopted in the fourth quarter of 2005.

CIBC Second Quarter 2006	29

RESULTS BY BUSINESS LINE

		CIBC	CIBC
		Retail	World	Corporate	CIBC
$ millions, for the three months ended		Markets	Markets	and Other	Total

Apr. 30, 2006	Net interest income	$1,058	$(83)	$61	$1,036
	Non-interest income	959	636	135	1,730
	Intersegment revenue(1)	(53)	54	(1)	—

	Total revenue	1,964	607	195	2,766
	Provision for (recovery of) credit losses	180	(16)	(26)	138
	Amortization(2)	20	5	34	59
	Other non-interest expenses	1,206	500	60	1,766

	Income before income taxes and non-controlling interests	558	118	127	803
	Income taxes	126	7	57	190
	Non-controlling interests	—	1	27	28

	Net income	$432	$110	$43	$585

	Average assets(3)	$186,162	$101,663	$603	$288,428

Jan. 31, 2006	Net interest income	$1,124	$(24)	$48	$1,148
	Non-interest income	991	646	64	1,701
	Intersegment revenue(1)	(56)	57	(1)	—

	Total revenue	2,059	679	111	2,849
	Provision for (recovery of) credit losses	180	(15)	1	166
	Amortization(2)	22	5	34	61
	Other non-interest expenses	1,214	528	65	1,807

	Income before income taxes and non-controlling interests	643	161	11	815
	Income taxes	205	32	1	238
	Non-controlling interests	—	1	(4)	(3)

	Net income	$438	$128	$14	$580

	Average assets(3)	$184,548	$100,490	$641	$285,679

Apr. 30, 2005	Net interest income	$1,067	$99	$58	$1,224
	Non-interest income	958	588	50	1,596
	Intersegment revenue(1)	(54)	55	(1)	—

	Total revenue	1,971	742	107	2,820
	Provision for (recovery of) credit losses	169	(9)	(1)	159
	Amortization(2)	23	6	29	58
	Other non-interest expenses	1,259	585	130	1,974

	Income before income taxes and non-controlling interests	520	160	(51)	629
	Income taxes	179	22	(25)	176
	Non-controlling interests	—	23	(10)	13

	Net income	$341	$115	$(16)	$440

	Average assets(3)	$185,588	$101,659	$555	$287,802

30	CIBC Second Quarter 2006

RESULTS BY BUSINESS LINE

		CIBC	CIBC
		Retail	World	Corporate	CIBC
$ millions, for the six months ended		Markets	Markets	and Other	Total

Apr. 30, 2006	Net interest income	$2,182	$(107)	$109	$2,184
	Non-interest income	1,950	1,282	199	3,431
	Intersegment revenue(1)	(109)	111	(2)	—

	Total revenue	4,023	1,286	306	5,615
	Provision for (recovery of) credit losses	360	(31)	(25)	304
	Amortization(2)	42	11	66	119
	Other non-interest expenses	2,420	1,027	127	3,574

	Income before income taxes and non-controlling interests	1,201	279	138	1,618
	Income taxes	331	39	58	428
	Non-controlling interests	—	2	23	25

	Net income	$870	$238	$57	$1,165

	Average assets(3)	$185,341	$101,067	$622	$287,030

Apr. 30, 2005	Net interest income	$2,195	$236	$115	$2,546
	Non-interest income	1,994	1,144	215	3,353
	Intersegment revenue(1)	(110)	111	(1)	—

	Total revenue	4,079	1,491	329	5,899
	Provision for (recovery of) credit losses	363	(26)	—	337
	Amortization(2)	46	12	57	115
	Other non-interest expenses	2,481	1,124	213	3,818

	Income before income taxes and non-controlling interests	1,189	381	59	1,629
	Income taxes	370	68	21	459
	Non-controlling interests	—	25	(2)	23

	Net income	$819	$288	$40	$1,147

	Average assets(3)	$184,787	$102,720	$542	$288,049

(1)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.

(2)	Includes amortization of buildings, furniture, equipment, leasehold improvements and finite-lived other intangible assets.

(3)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management. Average assets of Juniper (sold on December 1, 2004), CIBC Mellon joint ventures, Oppenheimer Holdings Inc. debentures and other average assets not directly attributable to specific business lines are not allocated to the business lines.
8. Future accounting changes
Financial instruments
In January 2005, the CICA issued new accounting standards comprising handbook sections 3855 “Financial Instruments – Recognition and Measurement,” 3865 “Hedges,” 1530 “Comprehensive Income,” and 3251 “Equity,” which will become effective for CIBC beginning November 1, 2006. The standards will increase harmonization with U.S. and international accounting standards.
     The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans, receivables, and investments intended to be held-to-maturity, which will be measured at amortized cost.
     Changes in the fair value of trading securities will continue to be reported in earnings, while changes in the fair value of available for sale securities will be reported within other comprehensive income, until the financial asset is disposed of, or becomes impaired.
     Similarly, the standards require that all financial liabilities be measured at fair value when they are held for trading or are derivatives. Other financial liabilities should be measured at cost.
     The standards permit an entity to designate any financial instrument, on initial recognition, as one that it will measure at fair value with gains and losses recognized in net income in the period in which they arise.
     Derivatives will be classified as trading, unless they are specifically designated within an effective hedge relationship. The standards permit three types of hedge relationships: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. For fair value hedges, the effective portion of changes in the fair value of derivative instruments is offset

CIBC Second Quarter 2006	31

in earnings against the changes in fair value, attributed to the risk being hedged in the underlying asset, liability or firm commitment. For cash flow hedges, and hedges of net investments in self-sustaining foreign operations, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in future accounting periods or upon derecognition of the net investment. Where a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective. Any ineffectiveness in a hedge relationship will be recognized in current earnings.
     Other comprehensive income will be included on the consolidated balance sheet as a separate component of shareholders’ equity (net of tax), and will include net unrealized gains on available for sale securities, net unrealized gains on derivative instruments designated within an effective cash flow hedge, and unrealized foreign currency translation gains and losses and offsetting hedges on self-sustaining foreign operations.
     The transitional impact of these standards will depend on fair values of certain financial instrument positions at the time of adoption as well as on hedging strategies prior to adoption.
9. Proposed acquisition
On March 13, 2006, we announced the signing of a non-binding letter of intent with Barclays Bank PLC (Barclays) for the acquisition of its 43.7% ownership interest in FirstCaribbean International Bank (FirstCaribbean). The proposed transaction is expected to close on or about December 31, 2006 and is subject to due diligence and the negotiation and execution of definitive documentation. The transaction is also conditional upon regulatory approvals. Subject to the foregoing, upon completion, we expect to own approximately 87.4% of the common shares of FirstCaribbean with the remaining common shares held by minority shareholders. Our total ownership interest will be dependent on any minority shareholder tender offer considerations.
     The proposed transaction is anticipated to take place at a share price of US$1.62, with a transaction value of approximately US$1.1 billion to purchase Barclays’ ownership interest. Under the terms of the non-binding letter of intent, we will have the option of paying for the proposed transaction with cash or a combination of cash and common shares.
     We currently account for the results of FirstCaribbean under the equity method of accounting. If the Barclays’ ownership interest is acquired, the results of FirstCaribbean will be consolidated in our financial statements as of the date of acquisition.

32	CIBC Second Quarter 2006

TO REACH US:
Corporate Secretary: Shareholders may call 416-980-3096, fax 416-980-7012, or e-mail: michelle.caturay@cibc.com
Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-980-8691, fax 416-980-5028, or e-mail: rachel.gauci@cibc.com
Communications and Public Affairs: Financial, business and trade media may call 416-980-4111, fax 416-363-5347, or e-mail: marylou.frazer@cibc.com
CIBC Telephone Banking: As part of our commitment to our customers, information about CIBC products and services is available by calling 1-800-465-2422 toll free across Canada.
Online Investor Presentations: Supplementary financial information and a presentation to investors and analysts are available at www.cibc.com; About CIBC.
Earnings Conference Call: CIBC’s second quarter conference call with analysts and investors will take place on June 1, 2006 at 3:30 p.m. (EDT). The call will be available in English (416-340-2216 in Toronto, or toll-free 1-866-898-9626 throughout the rest of North America) and French (514-868-1042 in Montreal, or toll-free 1-866-226-1793). A telephone replay of the conference call will be available in English and French from approximately 5:30 p.m. (EDT) on June 1, 2006 until midnight June 15, 2006. To access the replay in English, call 416-695-5800 or 1-800-408-3053, passcode 3185447#. To access the call in French, call 514-861-2272 or 1-800-408-3053, passcode 3185453#.
Audio Webcast: A live audio webcast of CIBC’s second quarter results conference call will take place on Thursday, June 1, 2006 at 3:30 p.m. (EDT) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.
Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE
Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario M5C 2W9, or e-mail: inquiries@cibcmellon.com
SHAREHOLDER INVESTMENT PLAN
Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the shareholder investment plan and pay no brokerage commissions or service charges.
For a copy of the offering circular, contact the Corporate Secretary at 416-980-3096, or fax 416-980-7012.
PRICE OF COMMON SHARES
UNDER THE PURCHASED
SHAREHOLDER INVESTMENT PLAN

	Share	Dividend
Dates	purchase	reinvestment & stock
purchased	option	dividend options

Feb. 1/06	$79.91
Mar. 1/06	$79.49
Apr. 3/06	$86.18
Apr. 28/06		$83.26

Canadian Imperial Bank of Commerce
Head Office: Commerce Court, Toronto, Ontario, Canada M5L 1A2 (416) 980-2211
www.cibc.com